Annual Shareholder Meeting Results

PIMCO High Income Fund held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO High Income Fund

Re election of Han W. Kertess Class I to serve until the annual
Meeting for the 2018 2019 fiscal year

            Withheld
Affirmative Authority
103,879,389 4,609,922

Re election of William B. Ogden, IV Class I to serve until the annual Meeting for the 2018 2019 fiscal year

103,941,144 4,548,167

Re election of Alan Rappaport(1) Class I to serve until the annual Meeting for the 2018 2019 fiscal year

2,307       61

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher,
James A. Jacobson, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

(1) Preferred Shares Trustee